Mail Stop 3561

December 23, 2009

Mr. David Villarreal
Chief Executive Officer
Grand Monarch Holdings, Inc
210 South Orange Grove Blvd.,
Pasadena, CA 91105

> **Re: Grand Monarch Holdings, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed December 18, 2009**
> **File No. 000-52715**

Dear Mr. Villarreal:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. We note you amended your Form 10-K by filing an abbreviated amendment. This amendment only included the audit report, balance sheets, statements of income, statements of changes in stockholders' deficit and statements cash flows. It did not include the notes to your financial statements. Please note that amendments to Exchange Act filings must include the complete text of each item that is amended per Exchange Act Rule 12b-15. In the case of your amendment, you

would be required to provide the entire text of Item 8, including the audit report and a complete set of financial statements with accompanying notes. Please amend your Form 10-K to comply or tell us why you believe your existing filing complies with the Exchange Act.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services